UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Rule 13d-101

Under the Securities Exchange Act of 1934

AngioSoma, Inc.

(Name of Issuer)

Series E Preferred Stock, par value $.001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Alex K. Blankenship

14001 Walden Road, Suite 600

Montgomery, Texas 77356

832-781-8521

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 25, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note . Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.    N/A

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David P. Summers
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,000,000
8. SHARED VOTING POWER None
9. SOLE DISPOSITIVE POWER None
10. SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This statement relates to the series E preferred stock, par value $0.001 per share (the “Preferred Stock”), of AngioSoma, Inc., a Nevada corporation (the “Issuer”), whose principal executive office is located at 14001 Walden Road, Suite 600, Montgomery, Texas 77356.

Item 2. Identity and Background.

(a)	David P. Summers, a natural person (“Mr. Summers”).

(b)	14001 Walden Road, Suite 600, Montgomery, Texas 77356

(c)	Mr. Summers’s principal occupation is consultant to the Issuer.

(d)	During the last five years, Mr. Summers has not been convicted in a criminal proceeding (excluding traffic or other misdemeanors).

(e)

Mr. Summers has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or was subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; or (ii) a finding of any violation with respect to such laws.

(f)	Mr. Summers is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Transfer of right to exercise voting control of the Issuer.

Item 5. Interest in Securities of Issuer.

(a)	As of the date of this report, Mr. Summers beneficially owns no shares of the Issuer’s Preferred Stock.

(b)	Mr. Summers has the sole power to vote or to direct the vote and no power to dispose or direct the disposition of the Issuer’s Preferred Stock.

(c)	Voting right to 1,000,000 shares of Preferred Stock acquired the 25th day of January, 2017.

(d)

Mr. Summers confirms that he is entitled to exclusive voting rights of the Preferred Stock and is the person with the exclusive right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Preferred Stock beneficially owned by Alex K. Blankenship, President and Chief Executive Officer of the Issuer.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the terms of that certain Voting Agreement dated January 25, 2017, by and between Alex K. Blankenship, and Mr. Summers, attached hereto as Exhibit 99.1, Ms. Blankenship delivered to Mr. Summers the exclusive, irrevocable right to vote all shares of Preferred Stock beneficially owned by Ms. Blankenship.

Item 7. Materials to be Filed as Exhibits.

99.1 Voting Agreement dated January 25, 2017, by and between Alex K. Blankenship and David P. Summers.

EXHIBITS

Exhibit No.	Description

99.1	Voting Agreement dated January 25, 2017, by and between Alex K. Blankenship and David P. Summers.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ David P. Summers

Name: David P. Summers

Date: February 10, 2017